Via:  EDGAR

May 23, 2011

Securities and Exchange Commission

Division of Corporation of Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Attention:   Larry Spirgel

Assistant Director

Re:                       SureWest Communications

Form 10-K for the fiscal year ended December 31, 2010

Filed February 25, 2011

Form 10-Q for the quarter ended March 31, 2011

File No. 0-29660

Ladies and Gentlemen:

This letter sets forth the responses of SureWest Communications (the “Company”, “we” or “our”) to the comments contained in your letter, dated May 10, 2011, relating to the above-captioned Form 10-K and 10-Q.  Your comments are set forth in bold/italicized text below, and our responses are set forth in plain text immediately beneath each comment.

Form 10-K for the Fiscal Year ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and results of Operations

Critical Accounting Estimates, page 55

1.            We refer to the triennial review that you completed during the first quarter of 2010 to evaluate the appropriateness of the estimated useful lives of your property, plant and equipment. You state that the change in estimates decreased consolidated depreciation expense by $1,241,000 and increased consolidated net income by $741,000 or $0.05 per share in 2010. This equates to a change in net income of approximately 28%. In this regard, it appears that the estimates and assumptions involved in your application of GAAP for property, plant and equipment have had a material impact on your reported financial condition,

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operating performance and on the comparability of reported information over different reporting periods. Therefore, please expand your critical accounting estimate disclosures to supplement the accounting policy that is already disclosed in the notes to the financial statements to address specifically why these accounting estimates bear the risk of change, how you arrived at the revised estimated useful lives, how much the estimates have changed in the past, why they have changed in the past and whether these estimates are reasonably likely to change in the future. In your response, please provide us with your proposed disclosures.

In future Form 10-K filings, we will include the following critical accounting estimate disclosure relating to property, plant and equipment (dollar amounts are presented in thousands):

Property Plant and Equipment

Our property, plant and equipment is depreciated or amortized over their estimated economic lives. The economic lives are estimated at the time the assets are acquired and are based on historical experience with similar assets, anticipated technological changes, changes in consumer demand for advanced communications services and the costs of maintaining various network topologies.  If these changes were to occur more rapidly than anticipated or differently than anticipated, the economic lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Likewise, if these changes occur more slowly than anticipated, the economic lives assigned to these assets may need to be extended, resulting in a reduction of depreciation and amortization expense in future periods. We review the estimated useful lives of our property, plant and equipment once every three years, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing the recoverability of our property, plant and equipment, we must make assumptions regarding estimated future cash flows, technology changes, consumer demand changes and other factors to determine the fair value of the respective assets.

During the first quarter of 2010, we completed our triennial review that evaluated the appropriateness of the estimated useful lives of our property, plant and equipment for all segments.  The evaluation considered our investment and business strategy, reliability and historical performance data of certain assets, the impacts of competition and anticipated technological change, as well as changes in consumers’ demand for communication services. As a result of this evaluation, effective January 1, 2010, we increased the estimated useful lives of general

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Securities and Exchange Commission

May 23, 2011

purpose software, general purpose hardware and certain central office equipment. In addition, we decreased the lives of certain of our customer premise equipment and outside plant categories. During the year ended December 31, 2010, these changes in estimates decreased consolidated depreciation expense by $1,241 and increased consolidated net income by $741 ($0.05 per share).  The results of our triennial review conducted in 2007 decreased consolidated depreciation expense by $3,978 and increased consolidated net income by $2,819 ($0.20 per share) for the year ended December 31, 2007.  The asset categories reviewed during the 2007 triennial review included central office equipment, cable and wire facilities, tower assets and customer premise equipment. It is reasonably likely that future evaluations of the estimated useful lives of our property, plant and equipment could result in further changes in estimates which may have a material effect on our consolidated financial condition and operating performance.

Notes to Financial Statements

Note 1.  Summary of Significant Accounting Policies

Property, Plant and Equipment, page 73

2.            Please tell us in more detail about the triennial review of the estimated useful lives of your property, plant and equipment. You state that you increased the estimated useful lives of general purpose software, general purpose hardware and certain central office equipment and decreased the lives of certain of customer premise equipment and outside plant categories. Please provide us with an analysis of the review that sufficiently summarizes the material changes disaggregating the $1,241,000 change in depreciation expense between increases and decreases.

We perform a triennial asset life review of our depreciable and amortizable assets to ensure that depreciation or amortization expense recognized in our consolidated financial statements equates to the true benefit of the underlying assets due to changes in technology. We engage operational personnel to assist in the assessment of asset lives based on the assets current and expected use.  For the 2010 review, the operational team consisted of the Chief Technology Officer and the Vice President and General Manager of Operations. The operational team was augmented by our Corporate Finance department’s plant asset accountants, the Vice President and Chief Financial Officer and the Controller.  We began our procedures relating to the 2010 review during the fourth quarter of 2009.

One of the components of the review is an evaluation by the review team of the net book values and associated remaining useful lives for all asset groups.  For the 2010 review,

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we used net book estimated balances as of December 31, 2009.  The review also considers our investment and business strategy, changes in consumer demand for advanced communication services, reliability and historical performance data of certain assets, as well as the impacts of competition and anticipated technological changes. Based on these factors, the review team recommends prospective changes to the useful life assignments, as deemed necessary.  Consistent with industry practice changes in useful lives are reflected as a change in the asset group’s depreciation or amortization composite depreciation rate.  This depreciation method adopted by the Company requires that depreciation expense is calculated by applying a composite depreciation rate to the gross balance of a group of homogeneous assets.  As the occurrence of additions and retirements may be different than originally contemplated when the depreciation rate was established the periodic review of the depreciation rates are required to ensure that the depreciation expense correctly reflects the underlying economic useful life of the assets group or category.  If the useful life assignments of our assets are not reviewed on a regular basis, it is possible for current asset additions to become fully depreciated sooner than the asset category’s assigned useful life resulting in an overstatement of depreciation or amortization expense.

As a result of the 2010 triennial asset life review, we increased the estimated useful lives of general purpose software, general purpose hardware and certain central office equipment categories and decreased the lives of certain customer premise equipment and outside plant categories. The 2010 triennial asset life review resulted in a net reduction to depreciation expense for the year ended December 31, 2010 of $1,241,000 which represents approximately 2% of the total depreciation and amortization expense of $61,825,000 and less than 1% of the gross property plant and equipment balance at December 31, 2010. The following discussion provides additional details considered by the review team for each of the impacted asset groups.

General Purpose Software and Hardware

The general purpose software category includes our customer care and billing system and our enterprise performance management system.  The general purpose hardware category includes computer hardware such as desktop computers, laptop computers, printers and monitors.  The asset life assignment to these categories prior to the review was 5 years. However, we make significant investments in these assets to maximize and increase their efficiencies, productivity and economic lives.  For example, even though the customer care and billing system and the enterprise performance management system were implemented in 2001 and 2003, respectively, these assets remain in use today and management expects to continue to upgrade or enhance these assets for the foreseeable future.

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Securities and Exchange Commission

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The review team evaluated the following net book data relating to general purpose software and hardware:

Description	Estimated Life Remaining at 12/31/09	Estimated Depr/Amort Exp. 2010	Estimated Cost at 12/31/09	Estimated Net Book Value at 12/31/09

General Purpose Software	1.6	$ 3,525,619	$ 50,303,719	$ 6,117,640

General Purpose Computers	2.2	$ 1,886,184	$ 14,732,995	$ 3,975,773

Our historical experience relating to our general purpose computer software and hardware has indicated that these assets are being used for periods greater than the current 5 year useful life assignment.  The review team concluded that it was appropriate to adjust the estimated useful life for general purpose software and hardware from 5 to 7 years.  The reduction to amortization and depreciation expense for 2010 due to the increase in the useful life assignment was approximately $1,283,000 and $354,000 for general purpose software and hardware, respectively.

Impact of Technology on Telecommunications Assets

Over the last twenty years, there have been numerous advances in communications technology that have enabled companies such as ours to provide new products and services utilizing existing network plant.  For example, Digital Subscriber Line (“DSL”) developed in the late 1980’s, which divides the signals on the copper plant into three different frequencies, allowed communication companies to use existing plant to provide high-speed data service.  We like many in the industry, implemented DSL technology in the late 1990’s.  Prior to DSL technology, dial-up access was necessary for a customer to obtain a data connection.  Improvements to DSL technology provided ADSL2+, which has allowed communications providers to use existing copper plant to provide video service in addition to data and voice services.  Using this technology, commencing in 2002, we were the first communications provider to offer land-line based triple-play service, consisting of voice, video and data services, to residential customers in the greater Sacramento, California region.  Since the introduction of our video service in 2002, we have used new technologies to enhance our network and provide greater bandwidth to our customers.  In 2010, we implemented a new video solution in the California market, Microsoft® Mediaroom™.  Mediaroom™ provides the communications provider better management of the existing network capacities and improves the customer’s experience. Mediaroom™ was deployed in conjunction with copper pair bonding and physical layer retransmission software between our Digital Subscriber Line Access Multiplexers (“DSLAM”s) and DSL modems to provide triple-play services and higher broadband speeds to customers served by our copper network.  In our Kansas City market, which utilizes a hybrid fiber-coax network, we implemented both Data Over Cable Service Interface Specifications (“DOCSIS”) 3.0 and switched digital video technologies in 2010.  DOCSIS 3.0 increases the rated throughput per radio frequency

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(“RF”) channel by roughly 20% and allows multiple RF channels within the spectrum traversing the coax to be bonded together allowing for significant increases in rated data speeds and aggregate throughput, which translates into much higher data speeds that are now offered to all residential customers.  With switched digital video we are able to increase the content carrying capacity our network to support the delivery of increased linear television channels by transmitting an on demand channel platform.  As a result of these technology deployments, SureWest is able to now offer data speeds as fast as 50 / 5 Mbps, and has an almost unlimited ability to add additional live television channels in addition to what is currently available in our Kansas City market.  As discussed more fully below, our operating strategy is to continually invest in these new technologies in order to provide advanced communication services to our consumers while utilizing our existing network and new technologies to maximize the return on our investment. Our use of various advances in software and hardware technologies have and continue to significantly increased the economic lives of the associated network.

Central Office Equipment

The review group analyzed the central office equipment or “Inside Plant” categories using a net book analysis of the entire asset group.  Based on this analysis, the review team performed a more detailed analysis on the HeadEnd equipment used in the Kansas City market and the voicemail system used in the California market.

HeadEnd equipment is used to provide video service to our customers.  The HeadEnd equipment category is primarily made up of transport and networking equipment including main hub switching equipment, Digital Access Cross Connects Systems (“DACCS”) equipment, Digital MultipleX Protocol (“DMX”) Multiplexer’s and other optical transport equipment all designed for high-capacity voice, data and video transport.

The review team reviewed the following net book data relating to the Kansas City HeadEnd equipment and California Voicemail system:

Description	Estimated Life Remaining at 12/31/09	Estimated Depr. Exp. 2010	Estimated Cost at 12/31/09	Estimated Net Book Value at 12/31/09

Kansas City Market
HeadEnd Equipment	1.9	$554,856	$2,082,901	$1,063,474
Main Hub Equipment / Rack	1.9	$15,845	$59,480	$30,369
Power (Main Hub & Remotes)	1.9	$120,930	$459,583	$231,783
Main Hub Switching Equipment	1.9	$1,192,046	$4,474,885	$2,284,755
Remote Hub Switching Equip	1.9	$66,990	$251,479	$128,398
Transport Equipment	1.9	$358,080	$1,344,217	$686,320
Video Equipment HeadEnd	1.9	$260,757	$978,869	$499,784
ISP Equip	5.6	$38,284	$268,244	$213,754

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Optical Transmitters	5.6	$4,994	$34,677	$27,885
California Market
Voicemail System	6.2	$71,948	$575,584	$444,173

The review team concluded that the equipment in this category offers the flexibility to provide current and future customer demand through continued enhancement and future capacity upgrades.  Based on our 2010 capital improvement budget, we planned for the release of capacity upgrades to the Kansas City HeadEnd equipment due in part to increased competition.  These upgrades included DOCSIS 3.0 which increased data speeds available to our customers and switched digital video which increased the delivered video standard definition channels from 253 to 256 and high-definition (“HD”) channels from 47 to 67.  In addition, the review team concluded that smaller sub-category components of the HeadEnd equipment category which includes ISP equipment and optical transmitters will likely need to be replaced more frequently and thus should have their estimated useful lives shortened.  Based on these conclusions, the review team extended the useful lives of the equipment from 3.8 years to 7.8 years and shortened the estimated useful lives of the smaller sub-category components from 7 years to 5.2 years.  The new remaining life based on these changes increased the overall average remaining useful life on the Kansas City HeadEnd equipment category from 2.7 years to 7 years. The net reduction to depreciation expense for 2010 due to the changes to the Kansas City HeadEnd equipment category was approximately $1,223,000.

The review team’s evaluation of the useful life assignment for the voicemail system concentrated on operational matters rather than a net book value analysis. In order to gain additional operating efficiencies and reduce costs, management anticipates converting from several voicemail platforms to a single platform in the near future.  With the planned phase out of the legacy voicemail platforms, the review team concluded that it was appropriate to shorten the estimated useful life of the legacy voicemail platform from 8 years to 5.2 years.  As a result of shortening the estimated useful life of the legacy voicemail platform, depreciation expense increased approximately $39,000 in 2010.

Customer Premise Equipment

We deploy various assets at the customer’s home in order to provide our service.  These assets are generally classified into two categories of customer premise equipment.  The first category is comprised of equipment attached to the outside of a customer’s home and is necessary to transport service from our network to the customer’s home.  These components are generally weather proof.  The second category of customer premise equipment consists of those items located inside the customer’s home.  These components are generally data modems and video set-top boxes (“STB”).  This triennial review was focused on the useful life assignment of the in-home customer premise equipment used to provide video service due primarily to the introduction of newer technologies.  We use a variety of set-top boxes and digital video recorders (“DVR”) to provide standard and HD video service and recording functionality to our video customers.

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As new technology becomes available and customer demand increases for advanced services, we will use the new technology for network growth but use it in conjunction with existing plant.  New network expansion or customer installations will use the new technology but existing plant will remain in place until the benefits to upgrade clearly outweigh the cost to do so.  We have historically successfully migrated from various STB/DVR combinations.  Our strategy to complete these migrations are focused on converting customers to the new technology over a period of time in order to manage our capital expenditures while maintaining customer satisfaction with our product line.  Our last major migration in STB/DVR technology began in 2003 and was completed in 2009.  In January 2010, we launched a new video product in our California market, Advanced Digital TV (“ADTV”). ADTV uses a new STB/DVR called Mediaroom™ developed by Microsoft®.  The Mediaroom™ STB/DVR provides a whole home DVR feature.  Mediaroom™ technology, which can be used on both the copper and fiber networks, allows us to provide video service to an expanded area of our existing network which was previously beyond our serviceable distance.

As discussed above, the review team considered various items when evaluating the useful life assignment of an asset category or group.  For the STB and DVR used in the California market, the review team focused on changes in technology and customer demand for video service features such as whole-home DVR.  Our new ADTV product provides whole-home DVR functionality in California.  The review team concluded that the average useful life of the non-ADTV STB/DVR in California should be reduced from 2.9 years to 2.0 years.  The STB boxes used to provide the ADTV product will continue to have a 5 year useful life assignment.  The estimated increase to depreciation expense for 2010 due to the changes to the California legacy STB and DVR equipment was approximately $1,023,000.

Outside Plant Categories

The review team also reviewed the remaining useful life assignments of the Outside Plant category which includes poles, aerial and underground cable, aerial and underground fiber and conduit.  From this review of the asset book values and future anticipated use of these assets, management concluded that the outside plant for the California network did not need to be adjusted.  Due to our recent purchase of the business in the Kansas City Market in February of 2008, the review team concluded that the Kansas City market outside plant should be reviewed based on our deployed strategy in the market and knowledge of the business gained subsequent to the purchase.  The following is the Kansas City market outside plant category net book data:

Description	Estimated Life Remaining at 12/31/09	Estimated Depr. Exp. 2010	Estimated Cost at 12/31/09	Estimated Net Book Value at 12/31/09
Inside Wire	3.1	$1,971,168	$8,590,522	$6,016,106
Poles	18.5	$76,920	$1,563,096	$1,426,257
Aerial Cable	15.8	$1,133,724	$19,921,957	$17,640,576
Aerial Power Feed Coax	14.1	$127,020	$2,025,863	$1,787,502

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May 23, 2011

OSP Electronics Aerial	4.7	$18,672	$116,857	$88,354
Underground Cable	16.2	$2,654,446	$47,475,343	$42,653,654
Underground Power Feed Coax	14.1	$124,572	$1,989,990	$1,756,514
OSP Electronics Underground	16.1	$302,496	$5,417,966	$4,873,539
Buried Cable	17.0	$2,352,521	$44,282,926	$39,753,801
Buried Power Feed Coax	17.6	$198,405	$3,871,863	$3,497,319
Conduit Systems	37.3	$1,745,599	$67,809,202	$65,000,773
Pedestal	35.8	$494,104	$18,557,423	$17,619,394
Initial Collocation Fees	17.9	$94,126	$1,863,564	$1,685,994
Power Supply Alpha OSP	16.4	$1,369,350	$24,940,084	$22,203,665

For the above detail, the review team focused on the asset groups of Pedestals and Power Supply Alpha OSP due to the estimated remaining useful life of these groups at December 31, 2009.  The review team discussed the use of these assets in the Kansas City region.  The pedestals are used to minimize oxygen and water degradation effects on telecommunication splice connections and equipment.  The power supply units provide power to the network elements located in the pedestals.  This equipment is installed outside and is exposed to the elements and extreme winter weather conditions in the Kansas City region.  The review team also considered the placement of these above ground network elements, which are located in the utility easements areas and are generally located close to vehicle and pedestrian traffic ways.

In conclusion, the review team determined that the current useful life for Pedestals and Power Supply Alpha should be adjusted downward.  The review team adjusted the Pedestal group to a 20 year useful life and the Power Supply Alpha group to a 10 year useful life to better reflect the expected life expectance of these assets due to the impacts of severe weather and their proximity to traffic. The increase to depreciation expense for 2010 due to the changes to the Kansas City Pedestal and Power Supply Alpha asset groups was approximately $557,000.

In summary, as a result of the 2010 triennial asset life review, we increased the estimated useful lives of the general purpose software, general purpose hardware and certain central office equipment categories and decreased the lives of certain customer premise equipment and outside plant categories. The following table summarizes the impact on the estimated 2010 depreciation expense and to our consolidated financial statements as a result of the 2010 triennial review by asset category:

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PO Box 969 • Roseville, CA 95661-0969

Securities and Exchange Commission

May 23, 2011

2010 Impact on Depr/Amort Expense Increase (Decrease)
Asset Category
General Purpose Software	$(1,283,000)
General Purpose Hardware	(354,000)
Central Office Equipment
HeadEnd Equipment	(1,223,000)
Voicemail	39,000
Customer Premise Equipment	1,023,000
Outside Plant	557,000
Total Net Decrease	$(1,241,000)

* * *

The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in our filings. In addition, the Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (916) 786-1166.

Sincerely,

/s/ Dan T. Bessey
Dan T. Bessey
Vice President and Chief Financial Officer

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PO Box 969 • Roseville, CA 95661-0969